FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Third Telefónica Investor Conference:
Presentation delivered by Mr. Antonio Viana- Baptista, Executive Chairman of Telefónica Móviles

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 13th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors

Antonio Viana-Baptista
Executive Chairman
Telefónica Móviles, S.A.



THIRD INVESTOR CONFERENCE

MADRID 2003

Telefónica

Safe harbor

"This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles' business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator"

Leveraging performance excellence and building growth

- A global perspective: capitalizing on performance excellence & existing growth prospects

- Responding to local challenges & opportunities:
  - Spain: sustainable leadership with world class performance
  - Brazil: consolidating leadership & shaping the market
  - Mexico: agile management to support rapid growth
  - Other markets: capture additional growth

- Guidance for our future performance

Telefónica Móviles has earned the right to grow

- Continuing strong cash flow generation in our established markets provides strategic flexibility
- World-class operational capabilities are being leveraged to extract maximum potential from existing growth opportunities
- Positions developed in key markets provide outstanding organic growth prospects

Positive CF generation in every single market with established operations providing strategic flexibility


Operating CF 1H03[1]
1,658
175
35
32
8
-208
Spain
Brazil
Peru
Argentina
Guatemala & El Salvador
Mexico
Operating CF = €1,701MM
Start-up operations

[1] Operating CF: EBITDA-Capex. Aggregate figures

Telefónica Móviles

World-class operational capabilities: TEM Spain is the soundest mobile operator in the industry


Market share 1H03
53.5%
40.9%
TEM Spain
European average[1]


Monthly churn 1H03
0.8%
1.6%
TEM Spain
European average[1]


EBITDA margin 1H03
54%
45%
TEM Spain
European average[1]

[1] Average performance for Vodafone in UK, T-Mobile in Germany, TIM in Italy, Orange in France.
Source: Companies' annual reports. Vodafone figures refer to March 2003 reported information.

Telefónica Móviles, S.A.

Outstanding organic growth prospects

TEM's Market position

Spain


CAGR 02-06E:
7-10%
104.8
2002
2006E
MOU


CAGR 02-06E:
17-20%
3.4€
2002
2006E
Data ARPU

#1

Brazil
(Vivo's areas of operations)

Total market penetration


22%
35%-40%
2002
2006E

#1

Mexico


21%
≈40%
2002
2006E

#2

Argentina, Chile, El Salvador, Guatemala, Morocco, Peru & P.Rico

#1/#2 position in major markets with expectations of 14MM new subscribers by 2006E

- Opportunity to leverage our #1/#2 position to capture a large share of the >55MM new customers coming to the market[1]
- Further market consolidation could decrease competition and increase margins

1 Includes Brazil, Mexico, Argentina, Peru, Guatemala, El Salvador, Chile, Puerto Rico & Morocco

Telefónica Móviles

Unique business case

TEM TODAY	STRATEGIC DIRECTION	TEM in 2006E
Cash generating portfolio Best in class operating company Solid organic growth prospects + Financial strength	+ Growth of customer base with sound CF generation market by market	65-70MM[1] customers > €15Bn of operating CF generation in 2003-06E[2]

[1] Managed customer base. Includes Chile and Puerto Rico.
[2] Operating CF: EBITDA-Capex. Aggregate figures. Constant exchange rates as of 2002.

- A global perspective: capitalizing on performance excellence & developed growth prospects
- Responding to local challenges and opportunities:
  - Spain: sustainable leadership with world class performance
  - Brazil: consolidating leadership & shaping the market
  - Mexico: agile management to support rapid growth
  - Other markets: capture additional growth
- Guidance for our future performance

We have anticipated & benefited from each major development in the Spanish market


Total Spanish market
% Penetration
100%
80%
60%
40%
20%
0%
1st Phase:
Launch
2nd Phase:
Intensive Growth
3rd Phase:
Moderate Growth
4th Phase
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003E
2004E
2005E
2006E

	July 1995	Dec 1996	1997-1999	March 2000	
Main Milestones	Launch of GSM	Launch of prepaid	Mass market campaigns	Launch of loyalty program	→
Focus on	Subscriber base		Market share	Control churn rate & Enhance usage	Increase usage 3G-based services

Telefónica Móviles

Spain: sustainable leadership with world class performance

KEY CHALLENGES & OPPORTUNITIES

Maintain market leadership

- Grow selectively
- Maximize customer loyalty

Boost usage

- Sustain traffic growth rate above European average
- Promote data services

Sustain operational efficiency

- Enhance operating profitability
- Maintain controlled capex/sales while investing in 3G deployment

Selective customer base growth will be achieved through targeted initiatives

- Focus on specific segments with high growth potential
- Increase penetration among residential & corporate existing customers
- Attract customers by leveraging on our community

Corporate, SME & SoHo customers
´000


+14%
2,434
2,774
1H02
1H03

Major provider for the 2,300 largest Spanish corporations with more than 85% of their wireless lines

Gap between outgoing traffic & subscriber market share


Outgoing traffic
60
58
56
54
52
+3 p.p.
+5 p.p.
Subscriber
1H02E
1H03E

Number portability: Net customer movements[1]
´000. Nov-00 to June 03


183
-91
-92
TEM Spain
2
3

[1] Source: CMT data & company estimates. Customers we capture through portability have usage patters similar to TME's

Our customer loyalty strategy will contribute to maintain a best in class churn rate

- Unique loyalty programs for contract & prepaid customers launched in March 2000
  - 10% customer base already upgraded handsets in 1H03
- Selective prepaid to contract migrations
  - 1.1 million migrations to date
- Leverage on being the largest wireless community in Spain
- Detailed operational segmentation

TEM Spain's Monthly Churn Rate


Commercial
Economic[1]
1.2%
0.8%
<1% in all segments
1H02
1H03

Increasing contract weight


32%
35%
38%
2001
2002
1H03

[1] Lower economic churn indicates our competitors are capturing our low-end customers

Proactive growth of voice usage ...

- Migrate prepaid to contract
- Increase on-net traffic, capitalising on our high market share
- Increase off-peak traffic
- Develop usage commitment
- Increase penetration of VAS

+

- Benefit from natural market trend to migrate fixed traffic to mobile


Average ARPU of a migrated customer
ARPU
(base 100)
160
150
140
130
120
110
100
>20%
Pre-migration
Migration
n+2
n+4
n+6
n+8
n+10
Months after migration


On-net traffic over total billable traffic
35%
38%
1H02
1H03


Traffic growth rates (1H03 vs. 1H02)
17%
23%
Total billable traffic
On-net traffic

... that make our traffic growth higher than that of other European operators

Total billable traffic: y-o-y growth rates


30%
30%
26%
25%
22%
21%
18%
20%
15%
15%
18%
14%
16%
14%
18%
12%
17%
10%
TME
European average
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03

Source: Goldman Sachs, "A walk on the wireless side", June 2003
European average includes: Cosmote, KPN Be, KPN Ge, KPN Ne, Panafon, Portugal Telecom, TIM, TEM, Tele2, Telenor, Telia Sweden

TEM Spain's Blended MOU


101
111
1H02
1H03

Telefónica Móviles

... with contained regulatory risk

Termination fees & roaming prices in line with European average

Revenues' exposure to interconnection & incoming roaming


3%
24%
3%
21%
1H02
1H03
Incoming interconnection
Incoming roaming

Average termination fee per minute – Post 2003 Reductions (Euro cents/minute)


-7%
-7%
-12%
10.7
11.4
14.3
14.3
15.0
15.0
15.2
15.2
15.8
15.9
19.5
22.0
22.0
25.2
European Average
VOD UK
O2 UK
T-Mobil
VOD Germany (ex D2)
TIM
VOD Italy (ex Omnitel)
TEM Spain
VOD Spain
Orange France
SFR
Amena
VOD Portugal (ex Telecel)
TMN
Optimus

- Least interconnection-dependent operator in Spain
- Rational evolution of prices
  - # 3 player declared dominant in the termination market
  - Current asymmetry to be progressively reduced
  - Unlikely pressure from pure 3G new entrant

Telefónica Móviles

Enhanced & segmented data offering

Offer customized data oriented to all our customers

- Prepaid
- Contract individuals
- SME & Corporate

SMS + MMS

MoviStar emoción

Oficin@ MoviStar

Blackberry

Enhance customer experience

- Content
- Ease of use
- Pricing

Guarantee access to affordable handsets

- Able to use new services
- Easy to use

Increased data ARPU


3.42€
3.54€
1H02
1H03

Our integrated offer will help to:

- **Accelerate the penetration of data services**
- **Improve our market position**

MoviStar e-moción offers a wider range of contents than our main competitor in Spain

	MoviStar e-moción + i-mode	Vodafone live!
Access / Handsets	• SMS, MMS, wap, i-mode™, voice portal	• SMS, wap
Content providers	• Wide content offer. >300 content providers. Various exclusive agreements • Open focus to attract plenty of high quality providers • **i-mode facilitates collaboration with providers & enlarges content offer**	• ~ 100 content providers
Content downloads	• Download of JAVA applications & games • Java2ME, Exen, Doja	• Java2ME
Pricing scheme	• No fixed fee • Event-based tariffs, subscription, plans ... • **i-mode™ offers premium content at additional price**	• Event-based tariffs

Only operator in Spain offering i-mode™ & first European player to offer it to prepaid customers & to integrate it with SMS & MMS

New handsets enhance user-friendly navigation in

Old e-mocion Menu

New e-mocion Menu launched in February 03

Handsets specially adapted for e-mocion


e-moción
1.Terra
2.De un vistazo
3.Menú
4.Mi e-moción
5.Buscador
6.Chat
7.Correo Móvil
8.Servicios Movistar
9.Ir a...


MoviStar moción
Juegos
Tonos y Logos
Chat y Mensajes
Ocio y Portales
El diario
Lo + Útil

- Integrated menu
- Minimised number of clicks
- Intuitive navigation: Icon-driven
- Increased interactivity


MOVISTAR
Telefónica
MoviStar
NEC

- e-moción embedded in handset menu
- i-mode™ allows for higher navigation speed

Direct access to e-mocion

Icon-driven menu

Telefónica Móviles

Our wide range of own brand handsets encourages the penetration of new technologies to foster data usage

TSM handsets at very competitive prices

Today's offer ...

TSM 5
Price range: 80-100 €

- Colour screen
- (4,096 colours)
- GPRS v.8
- Infusio games
- MMS
- Tri-band
- 80 g.



TSM 100
Price range: 120-160 €

- Large colour touch screen (36,000 colours)
- Java
- GPRS v.10
- MMS
- MP3
- Camera- embedded
- USB
- Multi-memory card
- Personal organizer
- Tri-band
- 125 g.



TSM 400
Price range: 600-800 €

- Colour touch screen (4,096 col.)
- Java
- MMS
- Pocket PC
- PDA
- Microsoft Office
- Multi-memory card
- Oficina Movistar
- Direct access to internet
- Tri-band
- 200 g.



Coming soon ...

TSM 30
Price range: 100-120 €

- Colour screen
- (65,000 colours)
- Java
- i-mode™
- GPRS v.10
- MP3
- MMS
- Camera-embedded
- USB
- Multi-memory card
- Tri-band
- 110 g.



Telefónica Móviles

We will maintain focus on operational efficiency

Commercial costs

- Increasing focus on loyalty programs, building on sound results from initiatives launched in March 2000
- Keeping (SAC+SRC)/operating revenues <8%


Gross adds, migrations & handset upgrades (MM)
3.2
3.8
0.7
0.4
2.1
1.8
0.6
1.4
1H02
1H03
Gross adds
Migrations
Handset upgrades


(SAC+SRC)/ Oper. revenues
7.3%
6.9%
1H02
1H03

Non-commercial costs

- Lower network and operational costs per minute leveraging scale economies
- Efficiency improvements in:
  - Radio transmission
  - Billing
  - Call centre
- Lower interconnection costs
  - Least dependent on termination rates

Our investment program will support our growth platform

2003–2006: Preparing the future & leading the UMTS deployment

- **Progressive UMTS roll-out:**
  - Gradual network deployment to steadily migrate customers to a high quality UMTS metropolitan coverage/service once attractive handsets are available
    - 750 Base stations EOY 2002
    - 1,000 Base stations EOY 2003E
    - 7,000–8,000 base stations EOY 2005E
- **High UMTS efficiency for voice & data**
- **Seamless strategy for data services development in GPRS/UMTS**

€1 bn UMTS capex in 03-06E

Optimised GSM, GPRS & UMTS capex

- UMTS is the optimal solution for the increase in traffic we will experience

TME commercial & operational strategies will be enhanced through the alliance with TIM, T-Mobile & Orange

TEM Spain's strategic direction

- Maximize customer base
- Boost voice & data usage
- Enhance operating efficiency
- Rationalize capex

Alliance's 4 areas of cooperation

ROAMING	CORPORATE SERVICES
SERVICES & PLATFORMS	HANDSETS

First common initiatives ALREADY launched (TEM)

- "Virtual Home Environment":
  - Caller Line ID
  - Seamless Dialling
  - Short Codes
  - Virtual Private Network
  - GPRS & MMS roaming
- Common procurement for 2003 Xmas campaign handsets
- Projects for development of common VAS

Strong commitment from partners to enhance customers offering through seamless customer experience across its combined geographical footprint

We will deliver sustained revenue growth ...

Year-on-year ARPU growth


CAGR 02-06E:
3%-5%
28.7€
2002
2006E

Service revenues
MM€


CAGR 02-06E:
6%-10%
6,066
2002
2006E

Operating revenues[1]
MM€


CAGR 02-06E:
7%-10%
6,770
2002
2006E

[1]Operating revenues: Service Revenues + Handset Sales

... and continue improving our profitability ...

EBITDA
MM€


CAGR 02-06E:
7%-11%
3,490
2002
2006E

EBITDA Margin[1]


51.6%
>50%
2002
2006E

Capex
MM€


900
600
300
2003E
2004E
2005E
2006E

[1]EBITDA Margin = EBITDA/Operating Revenues

... to carry on increasing our estimates year over year

TEM Spain EBITDA margin[1]


Madrid (2003)
Objective: 2006
Sevilla (2002)
Objective: 2005
Rio de Janeiro (2001)
Objective: 2004
55%
50%
45%
40%
2004E
2005E
2006E
TEM's guidance at Investors Day

[1]EBITDA Margin = EBITDA/Operating Revenues

- A global perspective: capitalizing on performance excellence & existing growth prospects
- Responding to local challenges and opportunities:
  - Spain: sustainable leadership with world class performance
  - Brazil: consolidating leadership & shaping the market
  - Mexico: agile management to support rapid growth
  - Other markets: capture additional growth
- Guidance for our future performance

The Brazilian market has a vast potential


Tele Leste Celular
TCO & NBT
Tele Sudeste Celular
CRT Celular
Telesp Celular & Global Telecom


Mobile penetration in Vivo's markets
22%
35%- 40%
2002
2006E

- 177 MM POPs
- 13th largest economy worldwide
- Wireless accesses (40MM) already above fixed lines (39MM)

We have led consolidation in Brazil & we are the only player to deliver significant progress in the integration of operations


TELERGIPE
Telesp Celular
TELEBAHIA
vivo

- Single management structure
- Single procurement process
- Single nationwide brand launched in April 2003

VIVO is the soundest wireless player in Brazil with a unique position to capture the significant growth potential of the market

- **We maintain our national & local leadership**

Subscriber share (1H03E)


vivo
≈60% average in areas of operations
47%
17.5 MM ACTIVE
Claro
22%
TIM
17%
Oi
6%
Opport.
8%
19.9MM
REPORTED

- **We lead profitability**

EBITDA share (1H03E)


vivo
59%
Claro
20%
TIM
10%
Oi
1%
Opport.
10%

- #1 position in 6 areas & in 3 main markets, with high concentration of corporate: Rio de Janeiro, Sao Paulo & Brazilia
- #2 in 2 others

Source: press releases from companies & analysts reports. Figures according to Brazilian GAAP.
Claro's figures are proforma with BCP. VIVO's aggregated figures, including TCO

We will capitalize on our current strengths & expertise to grow our customer base ...

- Leverage on "being part of the largest mobile community" in Brazil
- Deeper market segmentation with growing focus on customer loyalty
- Capitalise on TME's track record in loyalty initiatives

Capture customer growth

vivo Net Adds[1]


140
571
948
1Q03
2Q03
3Q03

18.5MM subscribers in 3Q03

[1] 1Q03 and 2Q03 figures including TCO.

Increase customer loyalty

vivo Monthly churn[2]


2.2%
-30%
1H03
2006E

[2] Vivo aggregate information, including TCO.

We have a nationwide market approach to maintain our national & local leadership

... and to enrich their usage profile

- **Leverage on a high-quality customer base to drive usage**
- **Service differentiation & comprehensive offer to residential and business customers**
- **Increasing contribution from data services:**
  - Data services & VAS leadership
  - Increased penetration of existing VAS & launch of new P&S
  - Leverage on 1XRTT for packet data transmission at higher speed than GSM/ GPRS
  - Handset upgrades to promote usage

% Data ARPU/Total ARPU


> 8%
1.5%-2%
2003E
2006E

Launch of Vivo's own icon based service interface in 4Q03

Telefónica Móviles

Integration of operations enables us to improve operating performance, taking full competitive advantage of our size & scale

New customer oriented organization

- Single management structure
- Workforce rationalization & increased productivity

Employees


7,686
6,843
Pre-VIVO
2Q03

60% in commercial areas

EBITDA margin 1H03

Focus on reduction of non-commercial costs

- Unified/Aligned P&S, procurement process & call centre management
- National client management
- Single services platform & same technology


38%
25%
vivo 1
Competitors' average²

Annual savings >R$50MM in non commercial costs

¹ Vivo aggregate information, including TCO. Figures according to Brazilian GAAP.
² Includes AMX+BCP, Telemar Oi, TIM, Telemig & Tele Norte Celular. Figures according to Brazilian GAAP. Source: Companies' press releases & analyst reports

While our commitment to offer superior customer experience does not jeopardise capex optimisation

- Major network roll-out has already been made. Controlled capex to increase capacity in key cities
- Selective CDMA overlay in main cities: Rio Grande do Sul & Brasilia
- Leading technology to 3G evolution:
  - 1XRTT enhances voice quality & enables packet data transmission at higher speed than GPRS
  - Expansion of 1xRTT coverage in the current CDMA 2G networks with marginal capex

In summary, our solid leadership allows us to capture the significant upside potential of the market while increasing profitability

Operating revenues
MM Reais


CAGR 02-06E:
9%-11%
9,104
2002[1]
2006E

EBITDA
MM Reais


CAGR 02-06E:
12%-16%
3,343
2002[1]
2006E

EBITDA margin[2]


36.7%
40%- 45%
2002[1]
2006E

Capex
MM Reais


1500
1000
500
2003E
2004E
2005E
2006E

[1] 2002 aggregate figures, including TCO. EBITDA after management fees
[2] EBITDA/Operating revenues

- A global perspective: capitalizing on performance excellence & existing growth prospects

- Responding to local challenges and opportunities:
  - Spain: sustainable leadership with world class performance
  - Brazil: consolidating leadership & shaping the market
  - Mexico: agile management to support rapid growth
  - Other markets: capture additional growth

- Guidance for our future performance

Mexico is a fast growing market....

#10 world economy

~1.4 x Brazil's GDP

	Penetration 2002	GDP/Capita 02 (US$)
Sao Paulo	24.0%	5,713
Chile	40.0%	4,414
Mexico	20.0%	6,257

1,4 x GDP/Capita of Chile with ½ the penetration in 2002

Total market penetration


21%
≈ 40%
2002
2006E

Penetration in 2006 lower than today in Chile

Attractive market with high growth potential due to low penetration, attractive tariffs & competitive environment

Telefónica Móviles

.. with room for a 2nd profitable player


Analysts estimates for #1 player
1H03
2005E
76%
72%
42%
43%
Market share
EBITDA margin

- **We are committed to profitable growth.** We aim to capture a reasonable market share, refraining from direct pricing competition
- **Only alternative to AMX with international experience**

Achieving a market share north of 20% by 2006 is reasonable under a rational scenario

Our performance is better than originally anticipated ...

- Launch of GSM in 17 cities, coverage in areas with 38MM POPs
- Nationwide single brand launched
- Implementation of TEM's commercial system

Accelerating GSM build-up

2003 Initial plans

- 46 cities covered
- Additional coverage in cities where GSM already launched

→

2003 New plans

- Coverage in >80 cities
- Capex: €600MM

... with a record-time GSM network build up...


2003
May 2003
September 2003
December 2003
TECATE
MEXICALI
VALLE MEXICALI
SAN LUIS R. COLORADO
TIJUANA
ENSENADA
SAN QUINTIN
SAN FELIPE
CABORCA
NOGALES
AGUA PRIETA
CIUDAD JUAREZ
CANANEA
HERMOSILLO
CASAS GRANDES
CHIHUAHUA
ALDAMA
DELICIAS
CAMARGO
JIMÉNEZ
PARRAL
ROSARIO
CUAUHTÉMOC
GUAYMAS
OBREGÓN
VILLA JUAREZ
NAVOJOA
HUATABAMPO
AHOME
MOCHIS
GUASAVE
DIAZ ORDAZ
SINALOA DE LEYVA
GOMEZ PALACIO
GUAMUCHIL
CD LERDO
CULIACÁN
TORREÓN
QUILA / EL CALADO
LA PAZ
COSTA RICA
MAZATLAN
VILLA UNION
SAN JOSE DEL CABO
CABO SAN LUCAS
ESCUINAPA
DURANGO
ACUÑA
PIEDRAS NEGRAS
ALLENDE
NUEVO LAREDO
MONCLOVA
MONTERREY
MIGUEL ALEMAN
REYNOSA
VALLE HERMOSO
SALTILLO
LINARES
MATAMOROS
SAN FERNANDO
CIUDAD VICTORIA
CIUDAD MANTE
ALTAMIRA
TAMPICO
CIUDAD MADERO
SAN LUIS POTOSI
AGUASCALIENTES
PUERTO VALLARTA
VERACRUZ
ACAPULCO
OAXACA
MERIDA
ISLA MUJERES
CANCÚN
PUERTO MORELOS
PLAYA DEL CARMEN
COZUMEL
IRAPUATO
CELAYA
SALAMANCA
CORTAZAR
VILLAGRAN
CHAPALA
MORELIA
VALLE DE BRAVO
SAN JUAN DEL RIO
TLAXCALA
TEPOZTLAN
IXTAPAN DE LA SAL
YAUTEPEC
CUAUTLA

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... at the same time that we expand our distribution channel...

- **Deployment of a controlled distribution strategy:**
  - Reinforcement of Retail channel
  - Streamlining of Direct channel (own stores)
  - Reinforcement of Specialised and Mixed channels
  - Creation of SME Dealer & Corporate channel
  - Refurbishing of points of sale


Total Points Of Sale
2,228
2,966
>5,000
Jan 03
June 03
Dec 03E

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... and launch an innovative GSM service offering...

Leverage on TEM's in-depth knowledge & expertise of GSM technology & services, accelerating time to market

Launch date (May 2003)	October

• Basic services:
  • Call Waiting
  • Call forwarding
  • Conference call
  • Caller ID
• 2424 (info services)
• Voice mail
• SMS
• Balance check (prepaid)
	• International SMS
	• WAP
	• GPRS
	• Ringing tones
	• Icons
	• Content via SMS
	• Televoting
	• Fun greetings
	• Direct roaming, roaming broker
	• Balance check (contract)

... which have supported the subscriber base growth


Net adds (000)
11
109
190
1Q03
2Q03
3Q03

3Q03 number of subscribers has reached 2.7MM

These initiatives allow us to accelerate customer growth & reach profitability in the medium term

Building a platform to capture growth

2003

- Nationwide single brand launched and integration of Companies
- Expansion of distribution channels (5,000 vs. 2,228 end 2002)
- Innovative GSM offer
- GSM deployment, covering >80 cities
- CAPEX of 600MM€
- EBITDA losses under 100MM€

Obtaining critical mass

2004- 05

- GSM deployment, covering >150 additional cities in 2004
- EBITDA break-even during late 2004 with the flexibility to speed up customer growth if market conditions are adequate

Reaching profitability

2006

- >20% market share
- 22%-26% EBITDA margin by 2006E
- Cumulative capex[1] 2003–2006E: €1.8bn
- Operating CF break-even

We are facing our key challenges with a prudent cash management/ financial discipline

[1] Constant exchange rates as of 2002. Operating CF: EBITDA-Capex.

- A global perspective: capitalizing on performance excellence & existing growth prospects
- Responding to local challenges and opportunities:
  - Spain: sustainable leadership with world class performance
  - Brazil: consolidating leadership & shaping the market
  - Mexico: agile management to support rapid growth
  - Other markets: capture additional growth
- Guidance for our future performance

Other operations offer additional growth prospects

Argentina

TCP is best positioned to overcome the crisis

- 38% y-o-y EBITDA growth in Euro terms (1H03)
- Self sustainable operation with cash flow generation
- Capture growth opportunities due to extremely low mobile penetration while continuing to enhance operating efficiency
- Growth & capex will evolve according to market conditions

Peru

- Market share > 52% & 37% EBITDA margin in 1H03
- Lead customer growth
- Ongoing focus on customer loyalty
- Maintain high operating efficiency

Morocco

- Market share > 41% & 29% EBITDA margin in 1H03
- Capture additional growth potential
- Customer loyalty initiatives
- Promote usage of SMS & foster roaming

- A global perspective: capitalizing on performance excellence & existing growth prospects

- Responding to local challenges & opportunities:
  - Spain: sustainable leadership with world class performance
  - Brazil: consolidating leadership & shaping the market
  - Mexico: agile management to support rapid growth
  - Other markets: capture additional growth

- Guidance for our future performance

Unique business case

TEM TODAY		STRATEGIC DIRECTION		TEM in 2006E
Cash generating portfolio Best in class operating company Solid organic growth prospects + Financial strength	+	Growth of customer base with sound CF generation market by market	→	65-70MM[1] customers > €15Bn of operating CF generation in 2003-06E[2]

[1] Managed customer base. Includes Chile and Puerto Rico.
[2] Operating CF: EBITDA-Capex. Constant exchange rates as of 2002.

We offer a premium performance derived from a combination of solid organic top line growth ...

Strong customer expansion in Latin America

Managed Customers by 2006E

MM


41
Int´l
23
Spain
18
20 - 22
45-50
65-70
TEM
02¹
Spain
06E
International
06E
TEM
06E

Usage growth in Spain

TEM Spain's
ARPU


CAGR 02-06E:
3%-5%
28.7 €
DATA
12%
VOICE
88%
20%
80%
2002
2006E

Consolidated operating revenues CAGR 02-06E ²: 11% - 15%

¹ 2002 Customer base does not include TCO customers
² Constant exchange rates as of 2002

... high level of operating efficiency ...

Operating excellence across all regions of operations

- **TEM Spain is the most efficient operator in its European Home Market**
- **EBITDA margins >40% in Brazil**
- **Continue improving margins in other countries**

TEM Group EBITDA
MM€


CAGR 02-06E:
13%-17%
3,736
2002
2006E

TEM Group EBITDA margin


42%-46%
40.9%
2002
2006E

Constant exchange rates as of 2002

... and capex optimisation that lead to a strong cash flow generation

Operating cash-flow

Cumulative figures 2003-2006E
Bn€


>21
<7
> 15
EBITDA
Capex
Operating CF

- **Invest in growth projects with reduced risk & control of operations**
- **Maintain solid balance sheet**
- **Healthy dividend stream, increasing above inflation**

Constant exchange rates as of 2002
Operating CF: EBITDA-Capex

Wrap -up

10 reasons for being optimistic about TEM

Spain

1. Strong usage growth
2. ARPU CAGR 02-06E: 3%-5%
3. Sustained EBITDA margin >50%
4. Controlled capex budget at €600-850MM/year while leading UMTS deployment
5. Competitive scenario & regulatory environment

Brazil

6. Leader in a 60-70MM subscribers market by 2006-07
7. EBITDA margins > 40%
8. Strong operating cash flow

Mexico

9. Faster and cheaper than expected network deployment
10. Market share > 20% in a ≈ 40% penetration market by 2006-07

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